Modine Manufacturing Company 1500 DeKoven Avenue Racine, Wisconsin 53403-2552 Tel. 262.636.1200 Fax 262.631.7720

September 30, 2019

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attn: Ms. Melissa Raminpour, Branch Chief, Office of Transportation and Leisure

RE:	Modine Manufacturing Company
Form 10-K for the year ended March 31, 2019
Filed May 23, 2019
File No. 001-01373

Dear Ms. Raminpour:

Modine Manufacturing Company (“Modine” or the “Company”) has considered the comment letter dated September 5, 2019 (“the Comment Letter”) from the staff of the Office of Transportation and Leisure of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “Form 10-K”).  Please find below the response of the Company.

For the convenience of the Staff, the heading and numbered items of this letter correspond to the heading and numbered items contained in the Comment Letter and each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated Results of Operations and Segment Results of Operations, page 27

1. We note your disclosures regarding the factors for which fluctuations in revenue, gross profit, and other income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), please also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, or, you indicate, that “additionally”, an increase was attributed to more than one factor without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Beginning with the next Form 10-Q, please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section. As part of your response, please provide us with an example of the disclosure to be included in future filings.

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will modify the disclosures to separately quantify the significant factors contributing to the fluctuations of each of the line items discussed within the results of operations to the extent practicable.  When each individual factor is individually immaterial, the Company will describe the components in order of magnitude in order to provide the reader a sense of the relative contribution of each to the total change, as is the Company’s current practice.  The Company has included an example of a modified disclosure within its response to comment #2 below.

2. We note a discussion of gross profit and no discussion of cost of revenues. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand your MD&A in future filings to separately quantify and discuss factors responsible for changes in the levels of the Company’s cost of sales, at both the consolidated and the segment level during all periods presented in the Company’s financial statements as required by Item 303 of Regulation SK. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of revenues to materially vary (or not vary when expected to). In this regard we believe materiality should be assessed in relation to operating profit. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of revenues and resultant operating profit. Please note that even when total amounts of costs of revenues do not materially vary from period to period, the impacts of material variances in components of cost of revenues that offset each other should be separately disclosed, quantified, and discussed (not netted).

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will modify the disclosures to include a discussion of cost of sales, both at the consolidated and segment level.  In addition, the Company will modify its future disclosures to quantify and discuss the impact of each significant component that caused cost of sales to materially vary (or not vary when expected to), as well as the impacts of material variances in components of cost of sales even when total cost of sales may not vary materially from period to period, to the extent practicable.  The Company has included an example of its modified Form 10-K disclosure below, which also incorporates modifications made in response to comment #1 above, for certain components of its consolidated results and for one of its segments.

Consolidated Results of Operations

Fiscal 2019 net sales increased $110 million, or 5 percent, from the prior year, primarily due to higher sales in each of our operating segments, partially offset by a $28 million unfavorable impact of foreign currency exchange rate changes.  Sales in our VTS, CIS, and BHVAC segments increased $56 million, $32 million and $21 million, respectively.

Fiscal 2019 cost of sales increased $100 million, or 6 percent, from the prior year, primarily due to increased sales volume, partially offset by a $24 million favorable impact of foreign currency exchange rate changes.  As a percentage of sales, cost of sales increased 50 basis points to 83.5 percent and was negatively impacted by 120 basis points due to unfavorable material costs, including the impacts of tariffs, and, to a lesser extent, temporary operating inefficiencies largely resulting from increased volumes and new program launches at certain VTS segment facilities.  These unfavorable factors were partially offset by improved fixed-cost absorption on the higher sales volume.

As a result of the increased sales and cost of sales, as described above, gross profit increased $9 million from the prior year and gross margin declined 50 basis points to 16.5 percent.

Fiscal 2019 SG&A expenses of $244 million decreased $2 million, or 70 basis points as a percentage of sales, from the prior year.  The decrease in SG&A expenses was primarily due to integration costs associated with our November 2016 acquisition of the Luvata HTS business, which were $4 million lower than the prior year, and a $3 million favorable impact of foreign currency exchange rate changes, partially offset by third-party strategic advisory costs recorded at Corporate and environmental charges within our VTS segment, which increased $3 million and $2 million, respectively, compared with the prior year.  During fiscal 2019, we recorded $7 million of costs, primarily consisting of third-party consulting fees, related to our evaluation of strategic alternatives for our VTS segment’s automotive business.

Operating income of $110 million in fiscal 2019 increased $18 million compared with the prior year, primarily due to higher earnings in the CIS and BHVAC segments, which increased $24 million and $7 million, respectively, partially offset by lower earnings in the VTS segment, which decreased $19 million.

Segment Results of Operations

VTS net sales increased $56 million, or 4 percent, in fiscal 2019 compared with the prior year, primarily due to higher sales volume.  Sales to off-highway customers increased $27 million in Asia and $14 million in North America.  Sales to automotive customers increased $20 million in North America and $9 million in Asia.  These sales increases were partially offset by lower sales to customers in Europe, which decreased $27 million, and a $21 million unfavorable impact of foreign currency exchange rate changes. VTS cost of sales increased $70 million, or 6 percent, in fiscal 2019 compared with the prior year, primarily due to higher sales volume, partially offset by an $18 million favorable impact of foreign currency exchange rate changes.  As a percentage of sales, cost of sales increased 170 basis points to 86.2 percent and was negatively impacted by 150 basis points due to unfavorable material costs, including the impact of tariffs, and, to a lesser extent, temporary operating inefficiencies largely related to increased volumes and new program launches at certain manufacturing facilities.  As a result of the increased sales and cost of sales, gross profit decreased $14 million and gross margin declined 170 basis points to 13.8 percent.  SG&A expenses increased $3 million compared with the prior year, yet decreased 10 basis points as a percentage of sales.  The increase in SG&A expenses primarily resulted from higher environmental charges related to previously-owned manufacturing facilities in the U.S., which increased $2 million, and, to a lesser extent, higher compensation-related expenses. These increases in SG&A were partially offset by a $2 million favorable impact of foreign currency exchange rate changes.  Restructuring expenses increased $2 million, primarily due to higher severance expenses.  Operating income decreased $19 million to $65 million, primarily due to lower gross profit and higher SG&A and restructuring expenses.

Notes to the Financial Statements
Note 1. Significant Accounting Policies
Assets Held for Sale, page 45

3. We note your disclosure on page 14 of your Form 10K that you are evaluating strategic alternatives for your automotive business within your VTS segment which includes the potential sale of this business. We also note from your Q4 2019 earnings call held on May 23, 2019 that you indicate you were currently in discussions with potential customers. Further, your disclosure on page 22 of your Form 10-Q for the quarter ended June 30, 2019 discloses that you are currently engaged in a formal sales process with potential buyers. Please explain to us why it appears you have not accounted for this business as assets (disposal group) held for sale as of March 31, 2019 or June 30, 2019. Please refer to the accounting guidance in ASC 360-10-45-9 in your response.

While the Company has made significant progress in its review of strategic alternatives for the automotive business and is currently engaged in a formal sale process with potential buyers, the Company did not classify assets related to its automotive business as held for sale at either March 31, 2019 or June 30, 2019 because all of the criteria under ASC 360 were not met to qualify for held for sale classification.  Specifically, for the reasons described below, the Company concluded the following criteria were not achieved as of either balance sheet date:

•	ASC 360-10-45-9(a), which states: Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

o
While the Company’s Board of Directors (the “Board”) has authorized management to negotiate with potential buyers, any definitive transaction remains subject to Board approval in accordance with the Company’s policies.

•
ASC 360-10-45-9(b), which states: The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups).

o
The Company’s automotive business is fully integrated with the Company’s other vehicular businesses.  Many of the assets used for the automotive business, including, among others, manufacturing facilities and production equipment, are extensively integrated within the Company’s VTS segment operations and used to support operations for both the Company’s automotive business and other vehicular businesses.  Prior to reaching any definitive agreement, extensive negotiation will still be required to define precisely the specific assets to be included in a potential sale.

•
ASC 360-10-45-9(d), which states: The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11.

o
Although negotiations with multiple potential buyers are ongoing, a definitive agreement has not yet been reached.  In addition, the negotiations may not result in a sales price acceptable to management and the Board.  If a sales price is not agreed upon, the Company may choose to pursue different strategic alternatives for its automotive business in order to maximize long-term value for its shareholders.

Note 20. Contingencies and Litigation, page 68

4. We note your disclosure under “Other Litigation” that in the normal course of business, you are named as defendants in various lawsuits and enforcement proceedings by private parties, governmental agencies and/or others in which claims are asserted against Modine. You also disclose that in the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits or proceedings are not expected to have a material adverse effect on your financial position. Please note that ASC 450-20-50-3 requires that if there is at least a reasonable possibility that a loss or additional loss may be incurred, and an accrual has not been recorded or the exposure to the loss is in excess of the amount accrued, disclosure of the nature of the contingency should be made in the notes to the financial statements. Please revise, or alternatively, disclose that you do not believe that any additional loss would not be material to your results of operations, statement of financial position and cash flows. Your disclosure in the Form 10-Q should be similarly revised.

The Company acknowledges the Staff’s comment and confirms that in future filings, provided that it remains true, it will modify the disclosure to read as follows:

Other Litigation

In the normal course of business, the Company and its subsidiaries are named as defendants in various lawsuits and enforcement proceedings by private parties, governmental agencies and/or others in which claims are asserted against Modine.  The Company believes that any additional loss in excess of amounts already accrued would not have a material effect on the Company’s consolidated balance sheet, results of operations, and cash flows.  In addition, management expects that the liabilities which may ultimately result from such lawsuits or proceedings, if any, would not have a material adverse effect on the Company’s financial position.

Please do not hesitate to call me at (262) 636-8446 with any questions regarding the foregoing.

Very truly yours,

/s/ Michael B. Lucareli
Michael B. Lucareli, Vice President, Finance and Chief Financial Officer